Item 77D Effective as of January 8, 2004, for GMO Currency Hedged International Bond Fund, the clause "and currencies" is added after the term "countries" in the first sentence of the first paragraph under the caption "Principal investment strategies" on page 52 of the Prospectus.

Effective as of January1, 2004, GMO Currency Hedged International Bond Fund's benchmark changed from the J.P. Morgan Non-U.S. Government Bond Index (Hedged) to the J.P. Morgan Non-U.S. Government Bond Index (Hedged) (ex-Japan).

Effective June 30, 2003,GMO temporarily agreed to waive 0.21% of GMO Real Estate Fund's management fee. As a result, the Fund will incur management fees at the annual rate of 0.33% of the Fund's average daily net assets

Effective June 30, 2003, purchase premiums and redemption fees have been reinstated for all GMO asset allocation funds

Effective June 27, 2003, GMO Short-Duration Collateral Fund's investment objective was changed to the reference to LIBOR and emphasis on high total return. The fund adopted the following non-fundamental investment objective:
Total return in excess of the Fund's benchmark (JP Morgan US 3-Month Cash Index)


Effective June 30, 2003, GMO Trust eliminated the following non-fundamental restriction to applicable GMO Foreign Fund:

With respect to Foreign Fund only, to (i) invest in interests of any general partnership, (ii) utilize margin or other borrowings to increase market exposure (such prohibition shall extend to the use of cash collateral obtained in exchange for loaned securities but does not prohibit the use of margin accounts for permissible futures trading; further, the Fund may borrow an amount equal to cash receivable from sales of stocks or securities the settlement of which is deferred under standard practice in the country of sale), (iii) pledge or otherwise encumber its assets, and (iv) invest more than 5% of its assets in any one issuer (except Government securities and bank certificates of deposit).

On March 1, 2003, GMO U.S. Sector Fund's benchmark changed from the S&P 500 Index to the Russell 3000 Index. Accordingly, the paragraph on page 70 of the Prospectus under the caption "Benchmark